Exhibit (a)(1)(D)

Confirmation E-mail or Letter to Employees who Elect to Participate in the Offer to Exchange

Certain Stock Options for New Stock Options

To:	[NAME]

Subject:	Confirmation of Election

Dear [NAME]:

This message confirms that NeurogesX has received your election to participate in the Exchange Offer. Your election has been recorded as follows:

Original Award
Grant ID	Type (ISO/NSO)	Original Grant Date	Price ($)	Shares Outstanding	Shares Vested	Election (Yes/No)

If NeurogesX completes the Exchange Offer and NeurogesX has not received an election to withdraw from you before 9:00 p.m., Pacific Time, on December 12, 2011, the eligible stock options you have indicated on your election form will be cancelled and new stock options will be granted to you, subject to the terms and conditions of the Exchange Offer.

If you change your mind, you may withdraw your election as to all (but not less than all) of your eligible stock options by submitting a new properly completed election and withdrawal form and checking the box under “Election to Withdraw from the Exchange Offer” on the election and withdrawal form. A properly completed and signed copy of the election and withdrawal form must be received via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on December 12, 2011 (unless we extend the offer period), by:

Michelle Evans

NeurogesX, Inc.

Fax: 650-523-4312

E-mail: OptionExchange@NeurogesX.com

Only responses that are complete, signed, and actually received by Michelle Evans at NeurogesX by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Please print this page and keep it for your records. This will be your only confirmation for this transaction.

Confirmation E-mail or Letter to Employees who Withdraw their Election to Participate in the Offer to Exchange Certain Stock Options for New Stock Options

To:	[NAME]

Subject:	Confirmation of Withdrawal

Dear [NAME]:

This message confirms that NeurogesX has received your election to withdraw from the Exchange Offer by which you rejected NeurogesX’ offer to exchange all of your eligible outstanding unexercised stock options for new stock options.

We want to make sure that you understand that your withdrawal and election not to tender means:

•	You will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer

•	You will not receive new stock options in the Exchange Offer

•	No changes will be made to the terms of your current stock options

If the above is not your intent or you change your mind and decide that you would like to participate in the Exchange Offer, you must submit a new, properly completed and signed copy of the election and withdrawal form, which must be received via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on December 12, 2011 (unless we extend the offer period), by:

Michelle Evans

NeurogesX, Inc.

Fax: 650-523-4312

E-mail: OptionExchange@NeurogesX.com

Only responses that are complete, signed, and actually received by Michelle Evans at NeurogesX by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Please print this page and keep it for your records. This will be your only confirmation for this transaction.